UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Sumitomo Kei Kinzoku Kougyou Kabushiki Gaisha

(Name of Subject Company)

Sumitomo Light Metal Industries, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Furukawa-Sky Aluminum Corp.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Shigenaga Mimura

Director, Member of the Board, Managing Executive Officer

Sumitomo Light Metal Industries, Ltd.

5-11-3, Shimbashi, Minato-ku

Tokyo 105-8601, Japan

+81-3-3436-9700

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Hisashi Hasegawa Executive Managing Director Furukawa-Sky Aluminum Corp. 12th Floor, Akihabara UDX, 14-1, Sotokanda 4-chome, Chiyoda-ku Tokyo 101-8970, Japan +81-3-5295-3800	Takahiro Saito, Esq. Simpson Thacher & Bartlett LLP Ark Mori Building, 37th Floor 12-32 Akasaka 1-chome, Minato-ku Tokyo 107-6037, Japan +81-3-5562-6214

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description

1	English translation of “Execution of Basic Integration Agreement between Furukawa-Sky Aluminum Corporation and Sumitomo Light Metal Industries, Ltd.”, dated August 29, 2012.*

2	English translation of “Trade Name, Logo and Location of Head Office After Business Integration”, dated April 11, 2013.*

3	English translation of “Notice Concerning Personnel Changes in Corporate Officers”, dated April 26, 2013.

4	English translation of “Partial Amendment to Articles of Incorporation of Furukawa-Sky Aluminum Corp.”, dated April 26, 2013.

5	English translation of “Adoption of Executive Officer System, and Officer Personnel”, dated April 26, 2013.

6	English translation of “Final Agreement regarding Business Integration between Furukawa-Sky Aluminum Corporation and Sumitomo Light Metal Industries, Ltd.”, dated April 26, 2013.

7	English translation of “Officers of New Integrated Company ‘UACJ Corporation’”, dated April 26, 2013.

*	Previously submitted.

(b) Not applicable.

Item 2. Informational Legends

Legends complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, are included in the Exhibits attached hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Furukawa-Sky Aluminum Corp. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on August 29, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FURUKAWA-SKY ALUMINUM CORP.

By:	/s/ Hisashi Hasegawa
Name: Hisashi Hasegawa
Title: Executive Managing Director

Date: April 26, 2013